                                                                           Exhibit 99.1

UTStarcom Announces Change to its Board of Directors

Hangzhou, August 13, 2021— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced that Dr. Zhaochen Huang has rendered a  resignation from his position as a member of the Board of Directors (the “Board”) of UTStarcom, effective December 31, 2021 and he will focus on business development as the president of UTStarcom Japan.

“I would like to thank Dr. Huang for his contributions to the Board with his rich experience in telecom technology sector and deep knowledge of our business”, said Mr. Ning Shan, Chairman of the Board, “I believe Dr. Huang will help the Company to strengthen our long-term and strategic relationship with our key partners in Japan.”

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan, India and China. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.
Tel: +86 571 8192 8888
Ms. Ning Jiang, Investor Relations
Email: utsi-ir@utstar.com /  njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com